                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K



                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934




                       For the Period Ended June 30, 2001
                                            -------------

                         Commission File Number 1-11373
                                                -------

      Allegiance Retirement Plan for Union Employees of Hayward, California
     ----------------------------------------------------------------------
                              (Full Title of Plan)


                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017


         (Name of Issuer of the Securities Held Pursuant to the Plan and Address of its Principal Executive Office)

ALLEGIANCE RETIREMENT PLAN FOR UNION EMPLOYEES OF HAYWARD, CALIFORNIA (FORMERLY "ALLEGIANCE RETIREMENT PLAN")


Index to Financial Statements and Schedule
-------------------------------------------------------------------------------


Signature                                                            3

Report of Independent Public Accountants                             4

Statements of Net Assets Available for Plan Benefits
as of June 30, 2001 and December 31, 2000                            5

Statement of Changes in Net Assets Available for Plan Benefits
for the Six Months Ended June 30, 2001                               6

Notes to Financial Statements and Schedule                           7

Item 4(i) - Schedule of Assets Held for Investment Purposes
as of June 30, 2001                                                  13

Consent of Independent Public Accountants                            14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                      ALLEGIANCE RETIREMENT PLAN

                                      FOR UNION EMPLOYEES

                                      OF HAYWARD, CALIFORNIA





Date:  May 07, 2002                   /s/ Richard Miller
                                      ------------------------------------------
                                      Richard Miller, Plan Committee Member

Report of Independent Public Accountants
----------------------------------------


To the Plan Committee of the
   ALLEGIANCE RETIREMENT PLAN FOR UNION EMPLOYEES OF HAYWARD, CALIFORNIA (formerly "Allegiance Retirement Plan"):

We have audited the accompanying statements of net assets available for plan benefits of the ALLEGIANCE RETIREMENT PLAN FOR UNION EMPLOYEES OF HAYWARD, CALIFORNIA (the Plan) as of June 30, 2001 and December 31, 2000, and the related statement of changes in net assets available for plan benefits for the six months ended June 30, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2001 and December 31, 2000, and the changes in net assets available for plan benefits for the six months ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP
-----------------------

Columbus, Ohio,
   April 26, 2002

ALLEGIANCE RETIREMENT PLAN FOR UNION EMPLOYEES OF HAYWARD, CALIFORNIA (FORMERLY "ALLEGIANCE RETIREMENT PLAN")


Statements of Net Assets Available for Plan Benefits
As of June 30, 2001 and December 31, 2000
--------------------------------------------------------------------------------

                                                JUNE 30,       DECEMBER 31,
                                                  2001             2000
                                              ------------     ------------
ASSETS:
    Plan Investments:
        Investments, at fair market value     $    695,060     $647,469,266
        Plan's interest in Master Trust          1,853,662                -
        Participant loans                          212,764       20,287,478
                                              ------------     ------------
             Total plan investments              2,761,486      667,756,744
                                              ------------     ------------

    Receivables:
        Employer                                         -       14,845,890
        Employee                                         -          331,574
        Dividends and interest                           -          441,834
                                              ------------     ------------
             Total receivables                           -       15,619,298
                                              ------------     ------------

LIABILITIES:
    Excess contributions payable                         -          236,479
                                              ------------     ------------
             Total liabilities                           -          236,479
                                              ------------     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS        $  2,761,486     $683,139,563
                                              ============     ============


The accompanying notes to financial statements and schedule are an integral part of these statements.

ALLEGIANCE RETIREMENT PLAN FOR UNION EMPLOYEES OF HAYWARD, CALIFORNIA (FORMERLY "ALLEGIANCE RETIREMENT PLAN")


Statement of Changes in Net Assets Available for Plan Benefits
For the Six Months Ended June 30, 2001
--------------------------------------------------------------------------------


ADDITIONS:
  Contributions:
      Employer                                                   $     110,380
      Employee                                                          55,557
                                                                 -------------
         Total contributions                                           165,937
                                                                 -------------

  Net realized and unrealized gains                                     41,869
  Plan's interest in Master Trust net investment performance            53,210
  Dividends and interest                                                10,685
                                                                 -------------
         Total additions                                               271,701
                                                                 -------------

DEDUCTIONS:
  Assets transferred to another qualified plan                    (680,520,873)
  Distributions to participants                                       (128,555)
  Administrative expenses                                                 (350)
                                                                 -------------
         Total deductions                                         (680,649,778)
                                                                 -------------

NET DECREASE                                                      (680,378,077)
                                                                 -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, BEGINNING OF PERIOD        683,139,563
                                                                 -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, END OF PERIOD            $   2,761,486
                                                                 =============


The accompanying notes to financial statements and schedule are an integral part of this statement.

ALLEGIANCE RETIREMENT PLAN FOR UNION EMPLOYEES OF HAYWARD, CALIFORNIA (FORMERLY "ALLEGIANCE RETIREMENT PLAN")


Notes to Financial Statements and Schedule
June 30, 2001 and December 31, 2000
--------------------------------------------------------------------------------

(1)    DESCRIPTION OF PLAN

       The following description of the Allegiance Retirement Plan for Union Employees of Hayward, California (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a) GENERAL--The Plan is a defined contribution plan covering substantially all union employees of the Allegiance facility located at Hayward, California who have completed 800 hours of service. Allegiance Corporation is a wholly-owned subsidiary of Cardinal Health, Inc. (the Company). The Plan was formerly known as the Allegiance Retirement Plan. On January 1, 2001, assets for all participants who were not union employees at Hayward, California in the amount of $680,520,873 were transferred to the Cardinal Health Profit Sharing, Retirement and Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

              The Plan is administered by the Plan committee. The Plan trustee, record keeper and asset custodian is Putnam Investments (Putnam). Administrative expenses may be paid by the Company or the Plan, excluding loan fees which are paid by the borrowing participant. The Plan incurred $350 of administrative fees for the six months ended June 30, 2001.

              Effective January 2, 2001, the Company established the Master Trust for Retirement Plans of Cardinal Health (the Master Trust) for the Plan and certain other Company plans. Putnam serves as the trustee, record keeper and asset custodian for the Master Trust. See Note 7 for further information pertaining to the Master Trust.

       (b) CONTRIBUTIONS--Each year, participants may contribute to the Plan no less than 1 percent, and no more than 20 percent of their compensation, as defined. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers five separate investment funds and one master trust fund comprised of six separate investments as investment options for participants. The Company may contribute discretionary matching contributions to the Plan. The Company's discretionary matching contributions are invested as directed by the participants. Contributions are subject to certain limitations.

       (c) FORFEITURES--Forfeitures, including forfeitures of excess aggregate contribution, if any, will be applied to reduce employer contributions.

       (d) PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's elective contributions, allocations of the Company's contributions, Plan earnings and any rollover contributions made by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (e) VESTING--Participants are vested immediately in their contributions, plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of credited service.

ALLEGIANCE RETIREMENT PLAN FOR UNION EMPLOYEES OF HAYWARD, CALIFORNIA (FORMERLY "ALLEGIANCE RETIREMENT PLAN")


Notes to Financial Statements and Schedule
June 30, 2001 and December 31, 2000
--------------------------------------------------------------------------------

       (f) PARTICIPANT LOANS--Participant loans are permitted by the Plan. Participant loans will be considered a directed investment of the participant and any such loans will be allocated directly to the account of the participant.

       (g) PAYMENT OF BENEFITS--Upon termination of service, death, total disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

       (h)    INVESTMENT OPTIONS
              Upon enrollment in the Plan, a participant may direct contributions in any combination of the following investment options. Participants may change their investment options at any time.

              Participants have invested or may invest in one or more of the following accounts:

              Master Trust Investment Options:

                  - PUTNAM CONSERVATIVE BALANCED FUND - This fund seeks to preserve principal and have some exposure to stocks to keep pace with inflation. This fund is designed for more conservative investors.

                  - PUTNAM MODERATE BALANCED FUND - This fund seeks a balance between capital appreciation and capital preservation. The fund is designed for investors who are willing to accept a moderate level of risk in a portfolio balanced between stocks and bonds.

                  - PUTNAM GROWTH BALANCED FUND - This fund seeks capital appreciation with current income as a secondary goal. This fund is designed for investors with a long investment time horizon who are willing to accept a higher degree of risk.

                  - PUTNAM INTERNATIONAL EQUITY FUND - This fund seeks capital appreciation by allocating contributed assets between two mutual funds that focus on stocks of companies located outside the United States.

                  - S & P 500 INDEX FUND - This fund seeks to achieve a return, before the assessment of any fees, that closely approximates the return of the Standard & Poor's 500 Composite Stock Price Index, a common measure of U.S. market performance.

                  - PUTNAM STABLE VALUE FUND - The goal of this fund is to maintain stability of principal while seeking a competitive rate of return. At the same time the fund seeks to maintain sufficient liquidity to make participant-directed benefit payments.

ALLEGIANCE RETIREMENT PLAN FOR UNION EMPLOYEES OF HAYWARD, CALIFORNIA (FORMERLY "ALLEGIANCE RETIREMENT PLAN")


Notes to Financial Statements and Schedule
June 30, 2001 and December 31, 2000
--------------------------------------------------------------------------------

              Other Investment Options:

                  - DODGE & COX STOCK FUND - This fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income. The fund invests mainly in a broadly diversified portfolio of common stocks.

                  - FRANKLIN TEMPLETON SMALL CAP GROWTH FUND - This fund's investment goal is long-term capital growth. The fund typically invests in equity securities of small-capitalization companies.

                  - PIMCO TOTAL RETURN FUND - This fund seeks to achieve its investment objective by investing under normal circumstances at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities.

                  - PUTNAM INVESTORS FUND - This fund seeks long-term growth of capital and any increased income that results from this growth.

                  - CARDINAL HEALTH, INC. STOCK - This fund is entirely comprised of Cardinal Health, Inc. common stock.



(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING AND USE OF ESTIMATES
       The accompanying financial statements have been prepared using the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       INVESTMENT VALUATION AND INCOME RECOGNITION

       The investments of the Plan, except participant loans, are stated at fair market value as determined by the asset custodian, using established market prices of underlying investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk involved with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for plan benefits. Participant loans are valued at cost, which approximates fair market value.

ALLEGIANCE RETIREMENT PLAN FOR UNION EMPLOYEES OF HAYWARD, CALIFORNIA (FORMERLY "ALLEGIANCE RETIREMENT PLAN")


Notes to Financial Statements and Schedule
June 30, 2001 and December 31, 2000
--------------------------------------------------------------------------------

       In accordance with Department of Labor regulations, net realized and unrealized gains and losses on sales are based on the value of the investment as of the later of the beginning of the Plan period or at the time of purchase during the period. Unrealized appreciation or depreciation is included in net realized and unrealized gains currently on the statement of changes in net assets available for plan benefits.

       Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.


(3)    INVESTMENTS

       The following presents investments that represent 5 percent or more of the Plan's assets at June 30, 2001:


             Plan's Interest in Master Trust            $  1,853,662
             Cardinal Health, Inc. Stock                     596,424


(4)    PARTY-IN-INTEREST TRANSACTIONS

       Certain investments of the Plan are shares of investment funds managed by Putnam. Putnam is also the trustee, recordkeeper, and asset custodian as defined by the Plan and, therefore, related investment transactions qualify as party-in-interest transactions.

       The Plan offers loans to participants. Related loan transactions qualify as party-in-interest transactions.


(5)    TAX STATUS

       The Plan obtained its latest determination letter on February 24, 1998 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended and restated since the latest determination letter. However, the Company believes that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the IRC.

ALLEGIANCE RETIREMENT PLAN FOR UNION EMPLOYEES OF HAYWARD, CALIFORNIA (FORMERLY "ALLEGIANCE RETIREMENT PLAN")


Notes to Financial Statements and Schedule
June 30, 2001 and December 31, 2000
--------------------------------------------------------------------------------

(6)    CERTIFICATION

       The following information is based on information provided by the trustee, Putnam Investments, as of and for the six months ended June 30, 2001:

         -        Investments, at fair market value

         -        Net depreciation/appreciation in fair value of investments

         -        Interest and dividends


(7)    ASSETS HELD IN MASTER TRUST

       The Master Trust assets are valued by the trustee daily and allocated to the Plan based on its equitable share of the total Master Trust assets. The Plan's interest in Master Trust net investment performance, presented in the statement of changes in net assets available for plan benefits, consists of the unrealized gains (losses) and the dividends on those investments. The value of the units in the Master Trust is adjusted monthly to reflect earnings on investments, plus market value appreciation or depreciation.

       The summarized Statement of Assets Available to Participating Plans as of June 30, 2001 and the Statement of Changes in Assets Available to Participating Plans for the year then ended, presented below, reflect the assets and activities of the Master Trust, as certified by the trustee in accordance with 29 CFR 2520.103-5(c) of the Department of Labor's Rules and Regulations for Reporting Disclosure under the ERISA:

       MASTER TRUST
       STATEMENT OF ASSETS AVAILABLE TO PARTICIPATING PLANS
       AS OF JUNE 30, 2001

       Investments at fair value-
            Conservative Balanced Fund                   $  11,308,842
            Growth Balanced Fund                            14,673,732
            International Equity Fund                       46,225,415
            Moderate Balanced Fund                          88,778,068
            Stable Value Fund                              217,847,688
            S & P 500 Index Fund                           156,154,237
                                                       ------------------
                     Total investments                   $ 534,987,982
                                                       ==================

       The Plan's share in the Master Trust assets was less than 1% ($1,853,662) at June 30, 2001.

ALLEGIANCE RETIREMENT PLAN FOR UNION EMPLOYEES OF HAYWARD, CALIFORNIA (FORMERLY "ALLEGIANCE RETIREMENT PLAN")


Notes to Financial Statements and Schedule
June 30, 2001 and December 31, 2000
--------------------------------------------------------------------------------

       MASTER TRUST
       STATEMENT OF CHANGES IN ASSETS AVAILABLE TO PARTICIPATING PLANS FOR THE YEAR ENDED JUNE 30, 2001

       Investment income (loss)-
            Net realized/unrealized gains (losses)           $  (27,047,038)
            Dividends                                             6,597,862
                                                            ------------------
                     Total investment income (loss)          $  (20,449,176)
                                                            ==================


(8)    PLAN TERMINATION

       The Company reserves the right, under the Plan, to terminate the Plan subject to the provision of ERISA. In the event of termination of the Plan, participants will become fully vested in their account balances and all balances, net of expenses, will be distributed to the participants or beneficiaries.


(9)    REQUIRED SCHEDULE INFORMATION

       No information is to be reported for the following schedules as of June 30, 2001, or for the six months then ended.

       a.   Non-exempt Transactions
       b.   Leases in Default or Classified as Uncollectible
       c.   Investment Assets Both Acquired and Disposed of During the Plan
            Period
       d.   Loans or Fixed Income Obligations

ALLEGIANCE RETIREMENT PLAN FOR UNION EMPLOYEES OF HAYWARD, CALIFORNIA (FORMERLY "ALLEGIANCE RETIREMENT PLAN")

Item 4(i) - Schedule of Assets Held for Investment Purposes
As of June 30, 2001                                                  Schedule I
--------------------------------------------------------------------------------

            IDENTITY OF ISSUER, BORROWER,                                                                    MARKET
               LESSOR OR SIMILAR PARTY                               DESCRIPTION                              VALUE
    ----------------------------------------      --------------------------------------------------      ----------------

    *    Cardinal Health, Inc.                    Common Stock                                                $ 596,424
         Dodge & Cox                              Stock Fund                                                     15,240
         Franklin Templeton                       Small Cap Growth Fund                                          76,717
         PIMCO Funds                              Total Return Fund                                               2,662
    *    Putnam                                   Investors Fund                                                  4,017
    *    Various participants                     Participant loans                                             212,764
                                                                                                         ----------------
                                                         Total                                                $ 907,824
                                                                                                         ================


      *  Denotes party-in-interest.


The accompanying financial statements and notes thereto are an integral part of this schedule.